December 3, 2008
VIA FACSIMILE AND EDGAR
Kevin L. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

RE:	The Spectranetics Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed March 17, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 000-19711
Dear Mr. Vaughn:
I am responding to the Staff’s follow-up comment letter dated November 20, 2008 on behalf of The Spectranetics Corporation (the “Company” or “Spectranetics”). A courtesy copy of this letter to be filed in response to the Staff’s comments is also being submitted via facsimile transmission.
The Staff’s comments are set forth below in bold, followed by our response to the comment.
Form 10-Q as of September 30, 2008
Note 3-Composition of Certain Financial Statement Items, page 6
Investments, page 6
1.	We note your response to prior comment 3. You state on page 7 that your valuation of your auction rate securities is based on third-party pricing models that use unique inputs for each security and that you valued the auction rate securities using a discounted cash flow model. You state that the discount rates used were calculated using the closes match available for other insured asset-backed securities. Please tell us and revise your disclosures in the Critical Accounting Policies portion of MD&A in future filings to address the following:
•	Disclose the discount rates that you used

Kevin L. Vaughn
Securities and Exchange Commission
December 3, 2008

•	Discuss the nature of the other asset backed securities that you utilized to develop the discount rate assumptions and why you believe these other asset backed securities are an appropriate basis for comparison.

•	Discuss what adjustments you made to the discount rates obtained from other asset backed securities in order to account for the illiquidity in the current auction rate securities markets.
The discount rates ranged from 5.8%-6.4%. In order to calculate the discount rate, we estimated the expected yield on an average high grade municipal bond. In our view, high grade municipal bonds are the most closely comparable security to the auction rate securities contained in our portfolio because they have similar credit quality and are government-backed, as is the substantial portion of our ARS portfolio (through the FELP program). We utilized forecasts for the 3-month LIBOR based on Wolters Kluwer — “Blue Chip Financial Forecasts,” then estimated the spread between the 3-month LIBOR and a high-grade municipal bond to be 200 basis points, based on current and historical market data. Because the Company is currently unable to withdraw from the securities, we also added a 100 basis points illiquidity premium to the discount rate.
We will disclose the discount rates used, the comparative securities used and why they are an appropriate basis for comparison, and the adjustments made to account for illiquidity in future filings
•	To the extent that your discount rate assumptions have changed from the prior period disclose this fact and include a discussion of the factors that led to the change.
In future filings, we will disclose any changes in discount rate assumptions from prior periods, along with the factors that led to the change
•	We note that a portion of your auction rate securities are not guaranteed by the U.S. Government under the Federal Education Loan Program. Discuss how your valuation of the non-guaranteed securities considered the higher risk exposure in these securities.
Nearly all of the non-FELP guaranteed portion of our auction rate securities exists within a single issue. In the valuation of this issue, we considered various aspects of the security to determine the risk exposure of the issue and the appropriate discount rate to be applied. This issue is a AAA rated ARS, and although 81% of the loans in the collateral trust related to this issue are FELP-backed, in order to ensure payment of the interest and principal, the trust is over-collateralized by 13%, meaning that there is more collateral in the trust than other AAA-rated issues. There have been no signs of weakness in the underlying collateral performance of this issue. So, while we did consider the non-FELP guaranteed portion of this issue in our valuation, it was one of several factors used in determining the discount rate used in the calculation.

Kevin L. Vaughn
Securities and Exchange Commission
December 3, 2008

•	Expand your disclosures in Critical Accounting Policies in future filings to discuss how your valuation might have differed had you used different assumptions.
We will expand our disclosures in Critical Accounting Policies in future filings. We would expect such disclosure to include a sensitivity analysis of how a given incremental change in the discount rate used would impact the valuation of the ARS.
We note that you recorded the reduction in fair value of the auction rate securities as an unrealized loss. Please revise future filings to specifically disclose, if true, that you believe that the securities will recover their full par value and that you have both the intent and ability to hold the securities until such recovery.
Our current assumption is that the securities will recover their full par value and that we have both the intent and ability to hold the securities until such recovery. We will disclose such information in future filings if it continues to be true.
Any comments or questions regarding the foregoing should be directed to me at (719) 442-2415.
Sincerely,
/s/ Guy A. Childs
Guy A. Childs
Chief Financial Officer

cc:	Kimberly L. Wilkinson, Esq. (Latham & Watkins LLP) David Steiner (EKS&H LLP) Sandy Shoemaker (EKS&H LLP) Douglas Slaybaugh (EKS&H LLP)